Exhibit 99.1
Santiago, January 29, 2014.
GG/15/2014

Mr. Fernando Coloma Correa
Superintendent
Superintendence of Securities and Insurance

Ref.: REPORTS MATERIAL FACT (HECHO ESENCIAL)

Mr. Superintendent,

In compliance with articles 9 and 10 of Securities Act (Ley de Mercado de Valores) and Section 18-10 of the Banking and Financial Institutions Act (Recopilación Actualizada de las Normas de la Superintendencia de Bancos e Instituciones Financieras) and as duly authorized by the Board of Corpbanca on a special session dated January 27th, 2014, we hereby inform the following as MATERIAL FACT (HECHO ESENCIAL):

As of the date hereof, Corpbanca executed with Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (together with Corp Group Interhold Limitada, “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, an English-language contract entitled “Transaction Agreement” by virtue of which said parties have agreed on a strategic alliance of their operations in Chile and Colombia subject to the receipt of prior approval of the pertinent regulatory authorities and from the shareholders of Corpbanca and Banco Itaú Chile,as detailed below.

The strategic alliance will be structured as the merger of Corpbanca and Banco Itaú Chile pursuant to the Transaction Agreement, which provides the following:

1.
Prior Acts. Corpgroup will sell to Itaú-Unibanco shares in Corpbanca, directly or indirectly owned by it, in an aggregate amount representing 1.53% of the total capital stock of the bank. Additionally, Banco Itaú Chile will increase its equity capital by US$652 million to be subscribed and paid by a corporation directly or indirectly owned by Itaú-Unibanco.

2.
Merger. The merger will be subject to the approval of the shareholders of Corpbanca and Banco Itaú Chile. Banco Itaú Chile will merge with and into Corpbanca and the surviving company will be renamed “Itaú-Corpbanca”. If the merger is approved, 172,048,565,857 new shares of Corpbanca will be issued (equivalent to 33.58% shares of the merged bank) to the shareholders of Banco Itaú Chile. The current shareholders of Corpbanca will retain 66.42% of the shares of the merged bank. Following the closing, the aggregate number of issued and outstanding shares of the merged bank will increase from 340,358,194,234 to 512,406,760,091 duly subscribed and fully paid shares.

3.
Control. As a result of the merger, Itaú-Unibanco will become shareholder of Corpbanca and, by effect of the exchange of Banco Itaú Chile stock for Corpbanca stock provided in the Transaction Agreement, Itaú-Unibanco will also acquire control of the merged bank pursuant to articles 97 and 98 of Law No. 18.045, of the Chilean Securities Act (Ley de Mercado de Valores). CorpGroup will retain 32.92% of shares of capital stock of the merged bank, while other minority shareholders will in the aggregate own 33.5% of the capital stock of the merged bank.

4.
Colombia. In order to strengthen and consolidate the merged bank’s Colombian operations and subject to the applicable restrictions in Colombia, the merged bank, which as of the closing will own 66.39% of the issued and outstanding capital stock in Corpbanca Colombia S.A., will offer to acquire the 33.61% of shares (including 12.38% of current indirect ownership by CorpGroup, which has agreed to sell such shares in such transaction) which are owned by other investors. Itaú-Corpbanca will offer the same consideration for all shareholders of Corpbanca Colombia S.A., which corresponds to the valuation assigned to Corpbanca Colombia S.A. for the purpose of determining the valuation of the merger. If the purchase of the minority interest in Corpbanca Colombia S.A. materializes, the merged bank will pay an aggregate purchase price of US$894 million for the 33.61% of the shares of Corpbanca Colombia S.A. not owned by the merged bank. Additionally, in order to further strengthen and consolidate the merged bank’s Colombian operations, Itaú-Corpbanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, an entity through which Itaú-Unibanco group currently develops its financial business in Colombia. The price to be paid for this acquisition will be the book value reflected in the most recent financial statements filed to the Colombian banking regulators.

5.
Ongoing Business. Given the gap of time between the execution of the Transaction Agreement and the closing of the proposed merger, Corpbanca and Banco Itaú Chile have mutually agreed to impose certain restriction on their operations during this period. In essence, these restrictions require the companies to continue to operate their businesses in the ordinary course of business and consistent with past practices. The parties expect to close the transaction in Chile by the end of 2014.

6.
Shareholders Agreement. The Transaction Agreement provides that CorpGroup and Itaú-Unibanco (through the corporations for which they participate in the merged bank) will execute a shareholders’ agreement that will govern certain matters with regard to the exercise of governance rights in Itaú-Corpbanca and issues relative to the transfer of shares:

●
The Shareholders Agreement provides that the Board of Directors of the merged bank will be comprised of 11 directors and 2 alternate directors. Of the Directors to be elected by the shareholders in CorpGroup and Itaú-Unibanco, Itaú-Unibanco will be entitled to nominate the majority of such Directors according to its ownership interest and the remaining Directors will be nominated by CorpGroup. The President of the Board will be nominated by CorpGroup and the CEO by Itaú-Unibanco. In any committee comprised of Directors, Itaú-Unibanco will be entitled to nominate a majority of such committee, pursuant to its ownership interest.

●
Likewise, and subject to the terms and conditions of the shareholders agreement and applicable laws, CorpGroup will agree to exercise its voting rights pursuant to the instructions of Itaú-Unibanco. Additionally, CorpGroup will pledge 16% of the shares of the merged bank in favor of Itaú-Unibanco to guarantee the obligations assumed pursuant to the agreement, but will retain its voting and economic rights with regard to such shares.

●
The shareholders intend to distribute as dividends the totality of the available profit of the merged bank each fiscal year after securing adequate levels capital to comfortably comply with the regulatory requirements and the best practices of the industry.

●	CorpGroup and Itaú-Unibanco will also agree to certain non-compete covenants limiting their ability to compete with the merged bank.

●
Finally and with regard to the transfer of shares, the shareholders agreement will grant CorpGroup a right of first offer, the right to join a sale of a third party (tag along) and the obligation to join the sale of a third party (drag along). Likewise, a right to sell or purchase 6.6% of the shares of the merged bank will be granted in favor of CorpGroup as a short-term liquidity mechanism. In addition, a right to sell will be granted in favor of CorpGroup as a way out for its interest in the merged bank. In each case, the price will be set at market value without premiums or privileges, at first option, at the Santiago Stock Exchange.

The closing of the transactions set forth in the Transaction Agreement is subject to the authorization of the corresponding regulatory authorities and to the approval of the merger by the shareholders of Corpbanca on the special meeting to be held for that purpose.

The execution of the Transaction Agreement was approved by the Board of Corpbanca with a prior favorable report from the Committee of Directors in compliance with the remaining requirements imposed by Title XVI of Law No. 18.046, the Corporations Act (Ley Sobre Sociedades Anónimas).

Even though it is not part of the corporate approval granted by the Board to the Transaction Agreement, both the Committee of Directors and the Board are aware of the financing agreement by and between Banco Itaú BBA, Nassau Branch and CorpGroup pursuant to which CorpGroup will be granted a credit line of up to US$950 million for a seven year term at market interest rate and guaranteed by the pledge of its shares in Corpbanca and other collateral. The credit line could be drawn by tranches, being the first of them payable on September 30th, 2014. The referred agreement seeks to facilitate the closure of the transaction giving the option to CorpGroup to refinance financial obligations subject to covenants.

Finally, according to Letter No. 988 of the Superintendence of Security and insurance, we inform you that at the time of negotiations it is not possible to quantify the effects of this MATERIAL FACT (HECHO ESENCIAL) in the results of Corpbanca.

Yours Sincerely,

/S/ Fernando Massú Tare
Fernando Massú Tare
CEO